Exhibit 99.1

Notice to U.S. Shareholders. The Offer described in this Bidder’s Statement is for the securities of a non-U.S. company. The Offer is subject to disclosure requirements of a country that are different from those of the United States. Some of the financial statements included in this Bidder’s Statement have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies. You should be aware that Magnum Hunter may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

This is an important document that requires your immediate attention.  If you are in any doubt as to how to deal with this document, you should consult your financial or other professional adviser as soon as possible.

Outback Shale Hunter Pty Ltd

ACN 169 963 820

First Supplementary Bidder’s Statement

1                                        Introduction

This document is a supplementary bidder’s statement given pursuant to Division 4 of Part 6.5 of the Corporations Act 2001 (Cth) (Corporations Act) in compliance with the requirements of section 643 of the Corporations Act by Outback Shale Hunter Pty Ltd (Outback Shale Hunter) in relation to its off-market takeover offer to acquire all of the ordinary shares in Ambassador Oil and Gas Limited ACN 169 963 820 (Ambassador).

It is the first supplementary bidder’s statement (First Supplementary Bidder’s Statement) issued by Outback Shale Hunter to the bidder’s statement dated 20 June 2014 issued by Outback Shale Hunter (Original Bidder’s Statement). This First Supplementary Bidder’s Statement supplements and is to be read together with the Original Bidder’s Statement. This document prevails in the event of any inconsistency with the Original Bidder’s Statement.

1.1                              Important notices

A copy of this First Supplementary Bidder’s Statement was lodged with the Australian Securities and Investments Commission (ASIC) on 20 August 2014. Neither ASIC nor its officers take any responsibility for the contents of this First Supplementary Bidder’s Statement.

The corrective disclosure contained in this document was required by the Australian Takeovers Panel in Ambassador Oil and Gas Limited 02.

1.2                              Defined terms and interpretation

Unless the context otherwise requires, capitalised terms in this First Supplementary Bidder’s Statement have the same meaning given to them in section 17 of the Original Bidder’s Statement. The rules of interpretation set out in section 17.3 of the Original Bidder’s Statement also apply to this First Supplementary Bidder’s Statement, unless the context otherwise requires.

2                                        Offer

As detailed in the Original Bidder’s Statement, Outback Shale Hunter is offering 1 share of Magnum Hunter common stock for every 23.6 Ambassador Shares that you own. The implied value of the offer is A$0.278 per AQO share, based on the closing price of Magnum Hunter Stock at US$6.06 on Thursday 14 August 2014, and an exchange rate of A$1 per US$0.9298.

On 13 August 2014, Magnum Hunter made an announcement to ASX, which explained that it had no present intention to increase the consideration being offered by it to acquire all of the outstanding ordinary shares of Ambassador (but reserved the right to do so). This announcement also explained that Magnum Hunter had no present intention to extend its offer (but reserved the right to do so).

As at the date of this Supplementary Bidder’s Statement, Magnum Hunter and Outback Shale Hunter have no present intention to increase the consideration being offered by it to acquire all of the outstanding ordinary shares of Ambassador (but reserve the right to do so). The Offer is scheduled to close on 22 August 2014. As at the date of this Supplementary Bidder’s Statement, Magnum Hunter and Outback Shale Hunter have no present intention to extend the Offer (but reserve the right to do so).

3                                        Sale Facility

As outlined in section 15.9 of the Original Bidder’s Statement, Magnum Hunter initially proposed to offer Ineligible Foreign Shareholders and Ambassador Shareholders who preferred to receive cash rather than Magnum Hunter Stock as consideration the ability to participate in a Sale Facility under which your Consideration Stock would be issued to the Sale Facility Agent to sell and the proceeds of that sale remitted to you.  Magnum Hunter needed ASIC relief to offer the Sale Facility to Ambassador Shareholders as it did not comply in all respects with the requirements of the ASIC class order relief regarding share sale facilities.  ASIC has refused to grant the relief required for Magnum Hunter to offer the Sale Facility on the current terms proposed.  As a result, there is no guarantee that Magnum Hunter will be permitted to offer the Sale Facility as part of the Offer.  Magnum Hunter will update you regarding the availability of the Sale Facility as its discussions with ASIC on potential alternative structures for the Sale Facility progress.  If an alternative structure cannot be agreed with ASIC, then Magnum Hunter will make an application to ASIC for relief to formally withdraw the Sale Facility.

Ambassador Shareholders should not make a decision as to whether to accept the Offer based on the availability of the Sale Facility, and at this time should assume that they will receive Magnum Hunter Stock if they accept the Offer.

4                                        Withdrawal Right

If you have already accepted the Offer, Outback Shale Hunter offers you the right to withdraw your acceptance.  In order to withdraw your acceptance, please complete the personalised withdrawal form, which will be sent to you and mail it in the enclosed reply paid envelope. Withdrawals must be received by 3 September 2014, being 14 days after the date of this Supplementary Bidder’s Statement.

If you have not yet accepted the offer and you intend to accept, please return the enclosed acceptance form rather than the one issued to you with the Original Bidder’s Statement.

5                                        Further detail on change of auditors

As detailed in section 6.1 of the Original Bidder’s Statement, Magnum Hunter has changed its auditors twice since 2011.  The circumstances which led to the change in auditors in each case are detailed below.

Hein & Associates LLP (Hein) audited Magnum Hunter’s financial statements for 2009, 2010 and 2011. In the spring of 2012, senior management of Magnum Hunter decided to engage a larger accounting firm to accommodate Magnum Hunter’s rapidly expanding and widespread operations as well as its accessing the U.S. public capital markets. On 25 May 2012, Hein informed Magnum Hunter that it declined to stand for re-election as Magnum Hunter’s independent registered public accounting firm for the fiscal year ending 31 December 2012, because it had determined that it was too small to support Magnum Hunter’s growing operations.

Hein’s audit reports on Magnum Hunter’s consolidated financial statements as of and for the years ended 31 December 2011 and 2010 did not contain any adverse opinions or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of Hein on the effectiveness of internal control over financial reporting as of 31 December 2011 and 2010 did not contain any adverse opinions or disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

On 17 July 2012, Magnum Hunter engaged PricewaterhouseCoopers LLP (PwC) as its independent registered public accounting firm for the fiscal year ending 31 December 2012.

On 10 April 2013, Magnum Hunter, at the direction of the Audit Committee of the Board of Directors, dismissed PwC effective immediately. The decision to dismiss PwC was unanimously approved by the Audit Committee. During the period beginning on 17 July 2012 and ending on the date of PwC’s dismissal (Applicable Time Period), there were no disagreements between Magnum Hunter and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with its reports on Magnum Hunter’s consolidated financial statements for the fiscal year ended 31 December 2012.

PwC advised Magnum Hunter of certain deficiencies which existed in Magnum Hunter’s internal controls over financial reporting during the Applicable Time Period, which led PwC to believe that internal controls necessary for Magnum Hunter to develop reliable financial statements did not exist. As a result of this, PwC significantly expanded the scope of its audit of Magnum Hunter’s consolidated financial statements for the fiscal year ended 31 December 2012. However, Magnum Hunter believed that it implemented the internal controls and processes necessary to develop reliable financial statements and allow its successor independent accounting firm to complete the audit of Magnum Hunter’s consolidated financial statements for the fiscal year ended 31 December 2012.

On 16 April 2013, Magnum Hunter, at the direction of the Audit Committee, engaged BDO USA, LLP (BDO) as Magnum Hunter’s independent registered public accounting firm for the fiscal year ended 31 December 2012.  One of the reasons that Magnum Hunter decided to engage BDO following the dismissal of PwC was Magnum Hunter’s belief that such engagement would increase the likelihood that the audit of Magnum Hunter’s consolidated financial statements for the fiscal year ended 31 December 2012 would be completed at an earlier date and without continued delays.

Subsequent to engaging BDO, the management team of Magnum Hunter has worked diligently to improve the design and operating effectiveness of internal control over financial reporting. Magnum Hunter reported fourteen material weaknesses in internal controls as of 31 December 2012.  Due to significant remediation efforts made by management, the number of material weaknesses has been reduced to three as of 31 December 2013.  Management expects to continue on the path of remediation in 2014 to improve Magnum Hunter’s internal control over financial reporting.

The three material weaknesses that were remaining as of 31 December 2013 (the last date in respect of which Magnum Hunter’s accounts were audited) are:

(1)                                 Magnum Hunter did not maintain effective controls over the intra-period allocation of income taxes;

(2)                                 Magnum Hunter did not maintain effective controls over timely preparation and review of account reconciliations; and

(3)                                 as a result of the aggregation of deficiencies, Magnum Hunter determined that it did not maintain effective controls over property accounting with respect to the accuracy and completeness of property records and related information.

Magnum Hunter is working to address the remaining three material weaknesses as set out below.

Preparation and Review of Account Reconciliations

During 2014, management has continued to reorganize roles and responsibilities over the general accounting and financial reporting process in an effort to establish and maintain effective and sustainable controls. In addition, Magnum Hunter implemented an account reconciliation software tool in 2013 to enable the tracking, monitoring and evidencing of balance sheet account reconciliations. The improvement in processes is continuing as management has implemented procedures to monitor the timely performance of internal controls over reconciliations.

Leasehold Property Costs

Management will continue the process of maintaining controls over leases in order to improve the completeness, accuracy, and reporting of the data.  Controls over maintenance of lease records will include authorization for updates to lease files, prevention of unauthorized access to or alteration of data and adequate support for and reconciliation of subsidiary property records.  Additional processes and controls will be implemented to address completeness and accuracy of and review transfers of leasehold property costs.

Tax

Magnum Hunter has a dedicated full-time tax manager and director and engaged a consulting firm to provide advisory services on tax matters. A remediation plan and time-line has been put in place and management is monitoring Magnum Hunter’s remediation efforts.  Specifically, management has developed detailed procedures to ensure tax provisions and disclosures are properly reflected in the financial statements.

Under the direction of Magnum Hunter’s Chief Executive Officer and the Chief Financial Officer reporting to the Audit Committee of the Board of Directors, management will continue to take the necessary steps to improve the effectiveness of internal control over financial reporting.

6                                        Securities Class Action Lawsuits

As outlined in section 16.3 of the Original Bidder’s Statement, certain class action complaints had been previously filed against Magnum Hunter and certain of its officers. In late 2013, the class action cases that remained outstanding were consolidated in the United States District Court for the Southern District of New York (Securities Case). On 23 June 2014, the United States District Court for the Southern District of New York issued an Opinion and Order granting Magnum Hunter’s and the individual defendants’ motion to dismiss the Securities Case and, accordingly, the Securities Case has now been dismissed.  Magnum Hunter has received notice that the plaintiffs have appealed the dismissal decision to the U.S. Court of Appeals for the Second Circuit. Magnum Hunter intends to continue to vigorously defend the Securities Case at the appellate level.

7                                        Additional Background on Magnum Hunter’s Assets and Operations

7.1                              Magnum Hunter’s Petroleum Reserves

Miscellaneous Disclosures

Qualified Petroleum Reserves and Resources Evaluator’s Statement

Unless stated otherwise, any statement in the Original Bidder’s Statement or any subsequent Supplementary Bidder’s Statement regarding Reserves is based on information compiled by or under the direction and responsibility of Ms Debbie Funderburg, Vice President Reservoir Engineering for Magnum Hunter.

Ms Funderburg is a Qualified Petroleum Reserves and Resources Evaluator, as defined by ASX Listing Rule 19.12. She has more than 30 years’ experience in conducting reserves and resource assessments, in a range of petroleum geological settings. She is an active member of the Society of Petroleum Engineers.

Ms Funderburg provided all the data and Magnum Hunter assessments of Production and Reserves to the independent third party Petroleum Consultant, CG&A, for their review and valuation of Proved (1P), Proved plus Probable (2P), and Proved plus Probable plus Possible Reserves (3P).

Ms Funderburg consents to the inclusion in the CG&A report and Bidder’s Statement of matters based on her information in the form and context in which it appears.

Petroleum Consultant, CG&A, also provides its consent to the release of their numbers referenced in their reports for use in the Bidder’s Statement.

Reserve Evaluation and Estimation

Reserves have been evaluated in accordance with US SEC rules (in respect of 1P Reserves), and the Petroleum Resources Management System (SPE — PRMS) and the Guidelines for Application of the Petroleum Resources Management System, both as promulgated by the Society of Petroleum Engineers, SPE.

Reserves were estimated using deterministic methods, are net of lease fuel and are referenced in sales units at the point of custody transfer from Magnum Hunter’s facility to the market.

All aggregation of Reserves are done using arithmetic summation.

The enclosed tables in this First Supplementary Bidder’s Statement and referenced reports include only those estimated Reserves known within Magnum Hunter tenements.

As at year end 2013 Magnum Hunter had 4,218.0 gross and 2,889.4 net productive wells.  As of 31 January 2014, Magnum Hunter operated 78% of its producing wells.  As of 31 December 2013, Magnum Hunter was the operator on leases accounting for approximately 65% of its proved Reserves.

A description of Magnum Hunter’s major projects, assets, well type and well number are provided in the detailed reports provided by CG&A as lodged with ASIC.

CG&A believes that the estimates contained in their reports are both reasonable and based on industry standards.  Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual costs incurred could be more or less than the estimated amounts. However, due to the evaluation process and procedures undertaken, it is CG&A’s opinion that the estimates are reasonable as of the date of preparation.

CG&A has confirmed that it is satisfied that the security of tenure of Magnum Hunter’s assets is such that its valuation and report included as Annexure B are valid.

Environmental liability is typically not considered by reservoir engineering consultants involved with reserve valuation in the United States.  CG&A is not an environmental expert and does not make valuation assessments of potential environmental liability and therefore does not make such assessments a part of their valuation or report.  Environmental liability is typically covered by insurance and therefore not introduced into reserve valuations.  Magnum Hunter maintains pollution and environmental insurance that provides coverage for environmental clean-up, emergency response and environmental crises.

An on-site field inspection of the properties has not been performed by CG&A, as consistent with common reserve reporting practices and due to the practicality of on-site inspections of an asset group that spans multiple regions of the United States. In addition, the mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by CG&A. The vast majority of Magnum Hunter’s operations are in mature assets, so well performance is generally assessed though production evaluation, review of costs and revenues, and discussions with Magnum Hunter personnel, including Ms Funderburg.  CG&A feels that this approach is practical based on the frequency of their evaluations and the size of the asset group, reasonable based on the scope of CG&A’s analysis, and consistent with industry standards. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included, as they are considered relatively small and not material in onshore US operations. Accordingly, they are generally not required for the purposes of this report.

7.2                              Overview of Magnum Hunter’s Acreage and Assets

Annexure A provides an overview of Magnum Hunter’s primary assets in the United States, namely assets located in:

•                  Utica Shale, Appalachian Basin, Southeastern Ohio

•                  Marcellus Shale, Appalachian Basin, West Virginia and Ohio

•                  Williston Basin/Bakken Shale/Three Forks Sanish, North Dakota

In addition to geographical location, a summary of the Reserves (1P, 2P and 3P) are shown, along with a geological description, well performance, production and reserves historical growth of the assets.

A summary of Magnum Hunter’s Reserves and related pre-tax discounted net present value of estimated future cash flows (PV-10) from those Reserves as at 30 June 2014 is provided in the table below.

Net Reserves	Proved (1P)	Proved plus Probable (2P)	Proved plus Probable plus Possible (3P)
Oil Mbbl	17,841.6	29,873.0	43,253.6
NGL Mbbl	12,248.6	14,672.4	18,750.8
Gas MMcf	298,143.5	351,446.7	425,580.6
Total MMboe	79,780.8	103,119.9	132,934.5
Revenue
Oil	$1,636,084.88	$2,725,691.05	$3,928,856.34
NGL	$635,161.39	$752,511.84	$952,820.51
Gas	$1,357,904.83	$1,588,196.54	$1,918,313.62
Severance tax	$259,609.72	$384,532.49	$517,481.85
Ad Valorem taxes	$48,112.97	$57,785.04	$107,741.81
Operating Expenses	$658,499.17	$909,436.78	$1,195,233.95
Other Deductions	$490,155.03	$676,335.58	$894,954.33
Investments	$369,976.19	$761,127.55	$1,239,235.87
Net Cash Flows	$1,802,798.01	$2,277,181.97	$2,845,342.66
Discounted @ 10% (PV-10) US$MM(1)	$916,252.92
Assessed by	CG&A	CG&A	CG&A

(1)  See “Non-GAAP Financial Measures and Reconciliations” in Annexure A.

The basis of the 2P and 3P Reserve estimates is provided in the CG&A report dated 23 July 2014 provided in Annexure B. CG&A has used a constant product price in valuing future cash flows (this is as per US SEC guidelines).

Estimates of probable reserves are inherently imprecise. When producing an estimate of the amount of oil and natural gas that is recoverable from a particular reservoir, an estimated quantity of probable reserves is an estimate of those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors.  When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir. Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Estimates of possible reserves are also inherently imprecise. When producing an estimate of the amount of oil and natural gas that is recoverable from a particular reservoir, an estimated quantity of possible reserves is an estimate that might be achieved, but only under more favourable circumstances than are likely. Estimates of possible reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors.  When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. Possible reserves may be assigned to areas of a reservoir adjacent to probable reserve where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir. Possible reserves also include incremental quantities associated with a greater percentage of recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.  Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the company believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

Title to Leases

Magnum Hunter over the past 5 years has grown substantially its acreage holding and tenements in onshore United States. Currently, Magnum Hunter has more than 10,000 separate leases, and accordingly it is impractical to list them all here.

The maps shown in Annexure A show the geographical location of these leases, many of which will be horizontal to fully access the hydrocarbons. Magnum Hunter’s divisional land managers are responsible for ensuring that, usually no later than the commencement of drilling or other significant exploration or development activities on the lease (as is customary industry practice in the US), MHR has legal title to each lease and maintains the tenement register.

Magnum Hunter believes that it has satisfactory title to all of its producing properties in accordance with standards generally accepted in the U.S. oil and natural gas industry.

As is customary in the U.S. oil and natural gas industry, in the case of undeveloped properties, often only a preliminary investigation of record title is made at the initial time of lease acquisition. This investigation typically includes a review of public records contained in the county courthouse of the county in which the land is located.  This investigation is typically conducted by a third party professional petroleum land man engaged by Magnum Hunter.  A more comprehensive mineral title opinion review, a topographic evaluation and infrastructure investigations are made before the consummation of an acquisition of producing properties and before commencement of drilling operations on undeveloped properties.  Magnum Hunter will obtain mineral title opinions from legal counsel on substantially all of its producing properties and will perform curative work with respect to substantial defects reflected in the mineral title opinions or identified by other investigations for such properties.  Individual properties may be subject to burdens that Magnum Hunter believes do not materially interfere with the use or affect the value of the properties.

8                                        Reserves Report

Attached as Annexure B is a copy of the reserves report dated 23 July 2014 prepared by CG&A. This reserves report provides estimates of Magnum Hunter’s total proved, probable and possible Reserves as at 30 June 2014. CG&A has provided its consent to be named in, and inclusion of this report in, this First Supplementary Bidder’s Statement, and has not withdrawn its consent before the date of this First Supplementary Bidder’s Statement. Outback Shale Hunter believes that all material information contained in Magnum Hunter’s SEC filings that is required to be disclosed in accordance with s710 of the Corporations Act has been disclosed in the Original Bidder’s Statement and this First Supplementary Bidder’s Statement.

9                                        Average Broker Valuations

Magnum Hunter is followed by approximately 20 equity sell-side research analysts, providing research coverage for existing investors and potential investors in Magnum Hunter.

As at 19 June 2014, the average analyst target price for Magnum Hunter common stock was US$9.30 per share, a premium to the current market value of Magnum Hunter’s common stock. The following further information is provided in relation to the average broker target price:

•                  of the 19 equity sell-side research analysts covering Magnum Hunter, 3 research analysts did not disclose to FactSet Research Systems a target price and were therefore excluded from the average analyst target price calculation;

•                  each of the remaining 16 sell-side research analysts which disclosed a target to FactSet Research Systems were included in the average, as published by FactSet Research Systems on 19 June 2014;

•                  the average analyst target price includes a single fixed target price for each target price disclosing sell-side research analyst. The minimum target price disclosed and included in the average was US$6.00 per share, and the maximum target price disclosed and included was US$13.00 per share;

•                  the earliest target price included was from 12 May 2014, and the latest target price included was from 16 June 2014; and

The source of all target prices used in calculating the average was FactSet Research Systems.

As at 14 August 2014, the average analyst target price for Magnum Hunter common stock was US$9.21 per share, a premium to the current market value of Magnum Hunter’s common stock. The following further information is provided in relation to the average broker target price:

•                  of the 20 equity sell-side research analysts covering Magnum Hunter, 3 research analysts did not disclose to FactSet Research Systems a target price and were therefore excluded from the average analyst target price calculation;

•                  each of the remaining 17 sell-side research analysts which disclosed a target to FactSet Research Systems were included in the average, as published by FactSet Research Systems on 14 August 2014;

•                  the average analyst target price includes a single fixed target price for each target price disclosing sell-side research analyst. The minimum target price disclosed and included in the average was US$6.00 per share, and the maximum target price disclosed and included was US$13.00 per share; and

•                  the earliest target price included was from 12 May 2014, and the latest target price included was from 12 August 2014.

The source of all target prices used in calculating the average was FactSet Research Systems.

Any opinions, estimates or forecasts regarding Magnum Hunter’s performance made by these analysts are theirs alone and do not represent opinions, estimates or forecasts of Magnum Hunter or its management. The inclusion of the information above does not imply, and Magnum Hunter expressly disclaims, any endorsement of or concurrence with any information, estimates, forecasts, opinions, conclusions or recommendations provided by analysts.

10                                 Magnum Hunter’s intentions for Ambassador

If Outback Shale Hunter obtains a non-controlling interest in Ambassador, Outback Shale Hunter’s intentions for Ambassador would be as set out below.

(1)                                 Subject to the Corporations Act and the constitution of Ambassador, nominate certain persons to act as Ambassador Directors to reflect Magnum Hunter’s ownership interest in Ambassador.  The identity of such Director(s) has not yet been determined by Magnum Hunter or Outback Shale Hunter and their number and identity will depend upon the circumstances at the relevant time.

(2)                                 Propose to the Ambassador Board that they conduct a review of all of Ambassador’s operations and, subject to the approval of Ambassador’s board, allow Outback Shale Hunter to participate in that review.

Outback Shale Hunter would only make a decision on these courses of action following receipt of appropriate legal, taxation and financial advice, and in light of the material circumstances at the relevant time, including Ambassador Directors’ obligations to have regard to the interests of Ambassador and all Ambassador Shareholders.  Outback Shale Hunter’s intentions must also be read subject to the requirements of the Corporations Act and the ASX Listing Rules (if Ambassador remains listed) in relation to related party transactions.

11                                 Other information about Magnum Hunter

11.1                       Securities on issue

A summary of outstanding equity securities of Magnum Hunter is attached to this First Supplementary Bidder’s Statement as Annexure C.

11.2                       Magnum Hunter supplemental financial information

The consolidated statements of cash flows of Magnum Hunter for the years ended 31 December 2013 and 2012, the unaudited consolidated balance sheet of Magnum Hunter as of 30 June 2014, the unaudited consolidated statements of operations for the three and six months ended 30 June 2014, and cash flows of Magnum Hunter for the six months ended 30 June 2014 are attached to this First Supplementary Bidder’s Statement as Annexure D.

11.3                       Liquidity and capital resources

A discussion regarding Magnum Hunter’s liquidity and capital resources, and details of recent amendments to its long-term credit agreement, is attached to this First Supplementary Bidder’s Statement as Annexure E.

11.4                       Magnum Hunter executive compensation

A summary of Magnum Hunter’s executive compensation is attached to this First Supplementary Bidder’s Statement as Annexure F.

12                                 Authorisation

This First Supplementary Bidder’s Statement has been approved by a resolution passed by the Outback Shale Hunter Directors.

13                                 Date

This First Supplementary Bidder’s Statement is dated 20 August 2014 which is the date it was lodged with ASIC.

Signed for and on behalf of Outback Shale Hunter

Gary C. Evans

Chairman and Chief Executive Officer

Outback Shale Hunter Pty Ltd

Annexure A

Further information on Magnum Hunter’s Assets

Who is Magnum Hunter?

Magnum Hunter is an exploration and production company focused in three of the most prolific unconventional resource shale plays in North America: the Marcellus, Utica and Williston Basin/Bakken Shales.

The current management team assumed leadership of Magnum Hunter in May 2009 and has decades of combined energy industry experience.

Magnum Hunter has the flexibility to allocate capital to the highest growth properties within its portfolio. Magnum Hunter has achieved “Shale Scale”, with significant acreage positions in the Bakken, Marcellus and Utica Plays that exceed 350,000 net acres.

Significant insider ownership of management aligns with shareholder interest.

Key Metrics
Current Market Capitalisation(1)	~US$1,200MM
Current Enterprise Value	~US$2,400MM
Target 2014 Exit Rate Production(2)	32.5 MBoepd
Proved Reserves(4)	79.8 MMBoe
2P Reserves(5)	103.1 MMBoe
3P Reserves(6)	132.9 MMBoe

(1)              As at 14 August 2014

(2)              Post planned non-core asset sales

(3)              Stock price appreciation from 31 December 2012  to 31 December 2013

(4)              Consists of total proved reserves as of 30 June 2014

(5)              Consists of total proved and probable reserves as of 30 June 2014

(6)              3P Reserves consist of proved, probable and possible reserves as of 30 June 2014

Where Magnum Hunter Operates

Magnum Hunter has a substantial asset base in large shale plays, with secure footholds in West Virginia, Ohio, Kentucky and North Dakota. Magnum Hunter divested its Canadian properties in the first half of 2014.

	30 June 2014 Proved Reserves
	(MMBoe)	%PDP	%Oil / Liquids	Gross Drilling Locations(1)
Appalachia	64.1	46.8%	24.3%	1,438
Williston Basin	15.5	48.1%	93.4%	1,530
South Texas/Other	0.2	2.7%	12.0%	0
Total	79.8	47.0%	37.7%	2,968

(1)             Represents total potential drilling locations reflecting current acreage position and reserve report as at 30 June 2014

Magnum Hunter’s Production Growth

Magnum Hunter has a track record of delivering production growth. Magnum Hunter’s average production rate for 2013 increased 92% to 14,831 Boepd, compared to 7,739 Boepd in 2012. This 2013 rate is expected to more than double in 2014, with year-end 2014 exit rate guidance of 32,500 Boepd.

Note: the production numbers referenced above include actual production from continuing operations (excludes Eagle Ford assets and other discontinued operations)

(1)         Includes, on a pro-forma basis, 2,925 boe/d of actual production from discontinued operations, and estimated shut-in production volumes of 2,061 boe/d

(2)         Post planned non-core asset sales

Magnum Hunter’s Consistent Proved Reserves Growth

As at 30 June 2014 Magnum Hunter held proved Reserves of approximately 79.8MMboe, of which approximately 37.7% was attributable to oil or liquids. Magnum Hunter expects to significantly increase its proved Reserves in the Utica Shale during the remainder of 2014.

Magnum Hunter’s Reserve life (R/P ratio) of its proved Reserves based on current production is approximately 12 years.

Proved Reserves (MMBoe)	Annual Proved Reserves (Boe) /Share (1)

(1) Calculation based on weighted average of common shares outstanding on annual basis

(2) As of 30 June 2014

Proved Reserves Summary

The table and charts below provide a breakdown of Magnum Hunter’s proved Reserves by category, product and location as of 30 June 2014.

	Net Proved Reserves as of 30 June 2014 (SEC Pricing)
	Liquids	Gas	Total	% of Total
Category	(MMBbls)	(Bcf)	(MMBoe)%
PDP	14.7	136.5	37.5	47.0%
PDNP	2.7	61.7	13.1	16.4%
PUD	12.6	99.9	29.2	36.6%
Total Proved Reserves	30.1	298.1	79.8	100.0%

Note: PDP means Proved Developed Producing. PDNP means Proved Developed Not Producing and PUD means Proved Undeveloped.

Proved Reserves Allocation	Proved Reserves by Region

Probable and Possible Reserves

At 30 June 2014, Magnum Hunter had Probable and Possible Reserves of 53.2 MMboe. Magnum Hunter believes it has an extensive inventory of low-risk development drilling locations in the Williston Basin and Marcellus Shale and that there is significant exploration potential in the wet/dry gas window of the Utica Shale in Ohio and West Virginia

The table below provides a summary of Magnum Hunter’s Probable and Possible Reserves by location and play.

30 June 2014 Probable and Possible Reserves
	Probable Reserves	Possible Reserves
Reservoir	MMboe	MMboe
Bakken / Sanish	14.4	15.0
Marcellus / Other	3.9	5.3
Utica	5.0	9.5
Devonian Shale / Other	—	—
Total	23.3	29.8

Historical Growth Performance

Magnum Hunter generated more than US$280 million of revenue in 2013, and Adjusted EBITDAX in excess of US$110 million. Magnum Hunter has delivered consistent growth across both metrics since 2010.

Note: Current management team started in May 2009. Revenue and EBITDAX includes net income from continuing operations (excludes Eagle Ford assets and other discontinued operations).

See “Non-GAAP Financial Measures and Reconciliations” below for additional information regarding Adjusted EBITDAX.

Breakdown of Capital Expenditure Budgets

Magnum Hunter’s 2014 capital expenditure budget focuses primarily on the Appalachia region, including the Marcellus and Utica Shales. Magnum Hunter has a capital expenditure budget of US$400 million for 2014, an increase of US$11 million over its 2013 program.

2013 Capital Expenditure (Total US$389 million(1))	2014 Capital Budget (Total US$400 million)

(1)         Excludes leasehold acquisitions of US$144.3 million for the twelve months ended 31 December 2013

Significant Leasehold Inventory

Magnum Hunter maintains a substantial leasehold inventory, providing it with substantial flexibility and optionality to pursue the highest value targets across its acreage portfolio.

	Developed Acreage(1)		Undeveloped Acreage(2)		Total Acreage
As at 30 June 2014	Gross	Net	Gross	Net	Gross	Net
Appalachian Basin(3)
Marcellus Shale	58,334	57,908	27,642	22,381	85,976	80,289
Utica Shale	68,887	64,991	59,660	53,505	128,547	118,496
Magnum Hunter Production	145,085	109,568	167,140	146,736	312,225	256,304
Other	22,473	22,473	40	17	22,513	22,490
Total	294,779	254,940	254,482	222,639	549,261	477,579

South Texas
Other(4)	1,777	825	764	609	2,541	1,434
Total	1,777	825	764	609	2,541	1,434

Williston Basin - USA
North Dakota	184,081	46,766	129,021	49,810	313,102	96,576
Total	184,081	46,766	129,021	49,810	313,102	96,576

MHR TOTAL	480,637	302,531	384,267	273,058	864,904	575,589

(1)             Developed acreage is the number of acres allocated or assignable to producing wells or wells capable of production

(2)             Undeveloped acreage is lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas, regardless of whether such acreage includes proved reserves

(3)             Approximately 47,049 Gross Acres and 42,418 Net Acres overlap in our Utica Shale and Marcellus Shale acreage amounts

(4)             Pertains to certain miscellaneous properties in Texas and Louisiana

WILLISTON BASIN (NORTH DAKOTA) DIVISION

Williston Basin (North Dakota) Overview

Magnum Hunter has proved Reserves of 15.5MMBoe in the Williston Basin, with 7.5MMBoe of proved developed producing Reserves (as at 30 June 2014). Magnum Hunter holds approximately 96,500 net acres in the Williston Basin in Divide County, with all acres located in North Dakota.

Magnum Hunter is focused on targeting the Middle Bakken / Three Forks Sanish plays. As of 30 June 2014, Magnum Hunter had interests in approximately 271 gross producing wells located in Divide County, North Dakota and had two non-operated drilling rigs currently drilling on its acreage in Divide County, North Dakota.

The map below provides an overview of the location of Magnum Hunter’s acreage in the Williston Basin in Divide County, North Dakota.

Ambrose/Divide County 2014 Activity

Magnum Hunter plans to drill 15 to 20 gross wells (6 to 8 net) during 2014, with the wells targeting the Three Forks Sanish and Middle Bakken Structures. Production results from the two-mile lateral wells have been positive, with Initial Production (IP) 24-hour rates of between 800 and 1,000 Boepd and IP 30-day rates of between 400 and 600 Boepd.

The map below shows the location of the Ambrose sweet spot within Divide County.

Williston Basin Recent North Dakota Well Results

Recent well results in the Williston Basin have been promising, with encouraging IP 24-hour and IP 30-day production rates.

APPALACHIAN DIVISION (SOUTH EASTERN OHIO / WEST VIRGINIA)

Appalachian Division Overview (South Eastern Ohio / West Virginia)

Magnum Hunter held proved Reserves of 64.1MMBoe as at 30 June 2014, with 30.0MMBoe of proved developed producing Reserves, in this division. Magnum Hunter’s net acreage across the Appalachian Basin is approximately ~477,600 net acres, with 80,300 net acres located in the Marcellus Shale, and 118,000 net acres prospective for the Utica Shale (a portion of which Marcellus Shale and Utica Shale acreage overlaps).

Utica and Marcellus Shale Activity Summary Overview

•                  48 gross wells have been drilled and placed on production to-date with 5 gross (4 net) wells tested and waiting on sales and/or shut-in for further development

•                  14 wells in Tyler County, WV

•                  28 wells in Wetzel County, WV

•                  5 wells in Monroe County, OH (2 wells shut-in)

•                  1 well in Washington County, OH (1 well shut-in)

•                  Current Completion Operations:

•                  4.0 gross (4 net) wells drilled, awaiting completion

•                  Current Drilling Operations:

•                  3.0 gross (2.5 net) wells drilling

The map below shows Magnum Hunter’s areas of operation across the Marcellus Shale.

Marcellus Shale Recent Operated Well Results

Magnum Hunter’s recent operated wells in the Marcellus Shale have recorded IP 24-hour production rates in excess of 12MMcf/d, and IP 30-day rates of up to 10MMcf/d.

Utica Shale Overview

The Utica Shale is a highly prospective early stage shale play, with core parameters comparing favourably to other shale plays such as the Eagle Ford and Bakken. Magnum Hunter is a major player in the Utica Shale, holding approximately 118,000 net acres in the play. Following the completion of the acquisition of undeveloped leasehold acreage from MNW Energy, LLC, as provided for under Magnum Hunter’s existing asset purchase agreement with MNW, Magnum Hunter expects to hold more than 130,000 net acres in the play.

The Utica Shale extends approximately 170,000 square miles throughout the Appalachian Basin in the United States and Canada.

The Utica Shale is an Ordovician-aged organic rich black shale with interbedded limestone with target intervals ~150 feet thick at depths between 7,500 feet and 9,500 feet.

The Utica Shale is similar to the Eagle Ford Shale with three distinct windows: oil, wet gas/condensate, and dry gas with the majority of the activity focused on the wet gas and condensate window.

The “Sweet Spot” for liquids-rich gas occurs in eastern Ohio along a narrow band which generally follows geologic structure

•                  Optimum thermal history

•                  Depth, pressure and hydrocarbon composition result in excellent recoveries

Total Organic Carbon (“TOC”) is a measure of organic content and is indicative of the quantity of kerogen in the rock, which is the source material for oil and gas

•                  TOC is derived from core analysis; however, it can also be inferred from open hole log resistivity measurements where sufficient data exists for a good correlation

•                  There is a general correlation between higher gross interval thickness and larger TOC values

•                  East of the Ohio River, the Utica/Point Pleasant is sufficiently deep for the formations to produce dry gas; these areas of high TOC also correspond to high Ro values (“Ro” means vitrinite reflectance, which is a measure of the thermal maturity of sedimentary rock containing kerogen.  It is an indicator of whether a source rock has been heated enough to produce oil, oil and gas or gas only.)

Acreage owned by Magnum Hunter exhibits good thickness and is highly prospective with a large portion of the acreage in the wet gas and condensate window.

The Utica Shale compares favourably with other attractive North American shale plays across all key parameters. Some operators consider that the Utica Shale has the potential to be become the best shale play in North America. The table below provides a comparison between several shale plays across their core parameters:

Recent Utica Shale Well Results

There has been substantial drilling activity in the Utica Shale in recent times. In February 2014 Magnum Hunter announced that its first Utica horizontal well on the Stadler Pad tested at a peak rate of 32.5MMcf/d, with the well drilled to a true vertical depth of 10,653 feet with a 5,050 foot horizontal lateral.

Non-GAAP Financial Measures and Reconciliations

PV-10

PV-10 is the present value of the estimated future cash flows from estimated total proved reserves after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of future income taxes. The estimated future cash flows are discounted at an annual rate of 10% to determine their “present value.” Magnum Hunter believes PV-10 to be an important measure for evaluating the relative significance of its oil and gas properties and that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and investors in evaluating oil and gas companies. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, Magnum Hunter believes the use of a pre-tax measure is valuable for evaluating Magnum Hunter. Magnum Hunter believes that PV-10 is a financial measure routinely used and calculated similarly by other companies in the oil and gas industry. However, PV-10 should not be considered as an alternative to the standardized measure as computed under GAAP.

The standardized measure of discounted future net cash flows relating to Magnum Hunter’s total proved oil and natural gas reserves is as follows:

Unaudited
30 June 2014
Future cash inflows	$3,629,151
Future production costs	1,456,377
Future development costs	369,976
Future income tax expense	95,808
Future net cash flows	1,706,990
10% annual discount for estimated timing of cash flows	838,595
Standardized measure	$868,395

Reconciliation of Non-GAAP Measure
PV-10	$916,253
Less income taxes
Undiscounted future income taxes	(95,808)
10% discount factor	47,950
Future discounted income taxes	(47,858)
Standardized measure of discounted future net cash flows	$868,395

Adjusted EBITDAX

Magnum Hunter defines Adjusted EBITDAX as net income (loss) from continuing operations before (1) net interest expense, (2) (gain) loss on sale of assets, (3) depletion, depreciation, amortization and accretion, (4) impairment of proved oil and gas properties, (5) exploration, (6) non-cash stock compensation expense, (7) non-cash 401k matching expense, (8) non-recurring transaction and other expense, (9) unrealized (gain) loss on investments, (10) income tax expense (benefit) and (11) unrealized (gain) loss on derivatives. Adjusted EBITDAX is not a measure of net income or cash flows as determined by GAAP.

Management believes this non-GAAP financial measure facilitates evaluation of Magnum Hunter’s business on a “normalized” or recurring basis and without giving effect to certain non-cash expenses and other items, thereby providing management, investors and analysts with comparative information for evaluating the Company in relation to other oil and gas companies providing corresponding non-GAAP financial measures. Adjusted EBITDAX should be considered in addition to, but not as a substitute for, measures for financial performance prepared in accordance with GAAP.

Following is reconciliation of the non-GAAP measure Adjusted EBITDAX to net income from continuing operations:

Adjusted EBITDAX Reconciliation ($ in Millions)

	FYE 2010	FYE 2011	FYE 2012	FYE 2013
Net income (loss) from continuing operations	(22.3)	(76.7)	(119.7)	(204.1)
Unrealized (gain) loss on derivatives	3.1	4.2	(10.9)	17.1
Net interest expense	3.6	12.0	51.6	72.4
Income taxes expense (benefit)	—	(0.7)	(19.3)	(70.3)
Impairment of oil and gas properties	0.3	22.9	3.8	10.0
Depreciation, depletion and amortization	8.9	49.1	59.7	99.2
Non-Cash stock compensation expense	6.3	25.1	15.7	13.6
Non-Cash 401K matching expense	—	—	1.4	1.9
Exploration expense	0.9	1.5	78.2	97.3
(Gain) loss on sale of assets	(0.1)	(0.2)	0.6	44.7
Unrealized (gain) loss on investments	—	—	—	0.8
Non-recurring transaction and other expense	3.4	13.2	15.1	29.8
Total Adjusted EBITDAX	$4.2	$50.4	$76.2	$112.4

Cautionary Note Regarding Forward-Looking Statements

The statements and information contained in this document that are not statements of historical fact, including any estimates and assumptions contained herein, are “forward looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. These forward-looking statements include, among others, statements, estimates and assumptions relating to Magnum Hunter’s business and growth strategies, its oil and gas reserve estimates, estimates of oil and natural gas resource potential, its ability to successfully and economically explore for and develop oil and gas resources, its exploration and development prospects, future inventories, projects and programs, expectations relating to availability and costs of drilling rigs and field services, anticipated trends in its business or industry, its future results of operations, its liquidity and ability to finance its exploration and development activities and its midstream activities, market conditions in the oil and gas industry and the impact of environmental and other governmental regulation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “should,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” “pursue,” “plan” or “continue” or the negative thereof or variations thereon or similar terminology.

These forward-looking statements are subject to numerous assumptions, risks, and uncertainties. Factors that may cause Magnum Hunter’s actual results, performance, or achievements to be materially different from those anticipated in forward-looking statements include, among others, the following: adverse economic conditions in the United States, Canada and globally; difficult and adverse conditions in the domestic and global capital and credit markets; changes in domestic and global demand for oil and natural gas; volatility in the prices Magnum Hunter receives for its oil, natural gas and natural gas liquids; the effects of government regulation, permitting and other legal requirements; future developments with respect to the quality of Magnum Hunter’s properties, including, among other things, the existence of reserves in economic quantities; uncertainties about the estimates of Magnum Hunter’s oil and natural gas reserves; Magnum Hunter’s ability to increase its production and therefore its oil and natural gas income through exploration and development; Magnum Hunter’s ability to successfully apply horizontal drilling techniques; the effects of increased federal and state regulation, including regulation of the environmental aspects, of hydraulic fracturing; the number of well locations to be drilled, the cost to drill and the time frame within which they will be drilled; drilling and operating risks; the availability of equipment, such as drilling rigs and transportation pipelines; changes in Magnum Hunter’s drilling plans and related budgets; regulatory, environmental and land management issues, and demand for gas gathering services, relating to Magnum Hunter’s midstream operations; and the adequacy of Magnum Hunter’s capital resources and liquidity including, but not limited to, access to additional borrowing capacity.

These factors are in addition to the risks described in the “Risk Factors” section of the Original Bidder’s Statement Magnum Hunter’s 2013 annual report on Form 10-K, as amended, filed with the Securities and Exchange Commission, which we refer to as the SEC. Most of these factors are difficult to anticipate and beyond our control. Because forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this document. Other unknown or unpredictable factors may cause actual results to differ materially from those projected by the forward-looking statements. Unless otherwise required by law, Magnum Hunter undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Annexure B

30 June 2014 Reserves Report

EVALUATION SUMMARY

MAGNUM HUNTER RESOURCES CORP. INTERESTS

VARIOUS OIL & GAS ASSETS - UNITED STATES

TOTAL PROVED, PROBABLE AND POSSIBLE RESERVES

AS OF JUNE 30, 2014

Pursuant to the Guidelines of the

Securities and Exchange Commission for

Reporting Corporate Reserves and

Future Net Revenue

EVALUATION SUMMARY

MAGNUM HUNTER RESOURCES CORP. INTERESTS

VARIOUS OIL & GAS ASSETS — UNITED STATES

TOTAL PROVED, PROBABLE AND POSSIBLE RESERVES

AS OF JUNE 30, 2014

Pursuant to the Guidelines of the

Securities and Exchange Commission for

Reporting Corporate Reserves and

Future Net Revenue

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS
TEXAS REGISTERED ENGINEERING FIRM F-693
W. TODD BROOKER, P.E. SR. VICE PRESIDENT
MATTHEW K. REGAN, P.E. PARTNER

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1107	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

July 23, 2014

Magnum Hunter Resources Corporation

777 Post Oak Blvd, Suite 650

Houston, Texas  77056

Re:	Evaluation Summary
Magnum Hunter Resources Corp. Interests
Proved, Probable and Possible Reserves
As of June 30, 2014

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Ladies and Gentlemen:

As requested, this report was prepared on July 23, 2014 for Magnum Hunter Resources Corporation (“MHR”) for the purpose of submitting our estimates of proved, probable and possible reserves and forecasts of economics attributable to the subject interests. We have evaluated 100% of MHR reserves, which are made up of oil and gas properties in various fields throughout the United States. This evaluation utilized an effective date of June 30, 2014, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC). The Williston Hunter probable and possible reserves contained herein are based on a mechanical roll-forward of our previous evaluation effective December 31, 2013, with updated pricing and minor adjustments.  The results of this evaluation are presented in the accompanying tabulations, with a composite summary of the values presented below:

		Proved	Proved
		Developed	Developed	Proved	Proved	Total
		Producing	Non-Prod	Developed	Undeveloped	Proved	Probable	Possible
Net Reserves
Oil	- Mbbl	8,909.9	441.6	9,351.6	8,490.0	17,841.6	12,031.4	13,380.6
Gas	- MMcf	136,500.0	61,763.0	198,263.0	99,880.5	298,143.5	53,303.2	74,133.9
NGL	- Mbbl	5,813.2	2,329.1	8,142.3	4,106.3	12,248.6	2,423.8	4,078.4
Net Revenue
Oil	- Mbbl	818,793.0	39,171.3	857,964.3	778,120.6	1,636,084.9	1,089,606.2	1,203,165.3
Gas	- MMcf	622,051.8	278,897.5	900,949.3	456,955.5	1,357,904.8	230,291.7	330,117.1
NGL	- Mbbl	288,604.9	125,154.1	413,759.1	221,402.3	635,161.4	117,350.4	200,308.7
Severance Taxes	- M$	123,127.5	24,110.1	147,237.6	112,372.1	259,609.7	124,922.8	132,949.4
Ad Valorem Taxes	- M$	21,476.1	9,758.6	31,234.8	16,878.2	48,113.0	9,672.1	49,956.8
Operating Expenses	- M$	385,537.0	50,111.0	435,648.0	222,851.2	658,499.2	250,937.6	285,797.2
Other Deductions	- M$	263,524.0	70,762.6	334,286.6	155,868.5	490,155.0	186,180.5	218,618.8
Investments	- M$	390.0	16,370.6	16,760.6	353,215.6	369,976.2	391,151.4	478,108.3
Net Cash Flow (BFIT)	- M$	935,395.0	272,110.1	1,207,505.2	595,292.9	1,802,798.0	474,384.0	568,160.7
10% Disc. Cash Flow (Present Worth)	- M$	548,445.8	150,300.4	698,746.3	217,506.6	916,252.9	117,971.8	132,074.9

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes.  In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”.  The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate.  Oil volumes are expressed in barrels (42 U.S. gallons).  Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Our estimates are for proved, probable and possible reserves only and do not include any estimates attributable to interests in acreage beyond the location for which reserves have been estimated. The Proved Developed category is the summation of the Proved Developed Producing and Proved Developed Non-Producing estimates.

Presentation

This report presents two different pricing scenarios, which include the SEC Pricing case and a Strip Pricing case. The SEC Pricing case is divided into four main sections by asset group: Within each main section, the reserves are categorized further by the following reserve categories as applicable: Total Proved (“TP”), Proved Developed (“PD”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”), Proved Undeveloped (“PUD”), Probable (“PROB”) and Possible (“POSS”).  Within each reserve category section are Tables I and Summary Plots. Tables II are also included in all cases except for summary sections.  The Tables I present composite reserve estimates and economic forecasts for the particular reserve category or property grouping. The Summary Plots are composite rate-time history-forecast curves for the corresponding Table I. Following certain Summary Plots are Table II “oneline” summaries that present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.

The Strip Pricing sensitivity case is presented in the Appendix, with the price deck described in more detail below. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter. The data presented in the composite Tables I are explained in page 1 of the Appendix.

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for June 30, 2013 were $100.27/bbl and $4.104/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (Bloomberg) from July 2013 - June 2014 and the base gas price is based upon Henry Hub spot prices (Bloomberg) from July 2013 – June 2014. As requested by MHR, an additional Strip Pricing case was prepared and is presented in the Appendix. The Strip Pricing case oil and gas prices were applied based on a NYMEX futures strip price deck as quoted on June 30, 2014 and is provided below.

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	SEC Pricing		Strip Pricing
	WTI Cushing	Henry Hub	WTI Cushing	Henry Hub
	Oil Price	Gas Price	Oil Price	Gas Price
Year	$/STB	$/MMBTU	$/STB	$/MMBTU
2014	100.27	4.104	100.04	4.42
2015	“	“	97.71	4.20
2016	“	“	91.81	4.22
2017	“	“	89.10	4.38
2018	“	“	88.11	4.56
Thereafter	100.27	4.104	88.11	4.56

The base prices shown above were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. Natural gas liquid (NGL) prices were applied as a percentage of WTI. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $91.701 per barrel for oil, $4.555 per MCF for gas and $51.856 per barrel for NGL’s. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and investments were calculated and prepared by MHR and were reviewed by us for accuracy and completeness where available.  In some cases, such as contractual obligations, data was accepted as provided.  Lease operating expenses were either determined at the field or individual well level using averages calculated from historical lease operating statements. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix.  The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein.  The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered.  However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This evaluation includes 324 proved undeveloped locations, which includes one (1) location in the MHR Production asset group (Arkansas), 151 locations in the Triad Hunter asset group (West Virginia/Kentucky/Ohio) and 172 locations in the Williston Hunter US asset group (North Dakota). Each of these drilling locations proposed as part of MHR’s development plans conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, MHR has indicated they have every intent to complete this development plan within the next five years. Furthermore, MHR has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five year development plan will be fully executed.

Reserve Estimation Methods

The methods employed in estimating reserves are described in page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a

3

combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were primarily forecast using analogy methods. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for MHR properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records, such as production data and well logs, have been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. For example, third party well log data was analyzed as provided and accepted to be of industry standard quality when provided to CG&A by MHR. Nothing has come to our attention that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. In our opinion, the estimates contained herein are both reasonable and based on industry standards. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts. However, due to the evaluation process and procedures undertaken, our opinion is that these estimates are reasonable as of the date of preparation.

An on-site field inspection of the properties has not been performed, as consistent with common reserve reporting practices and due to the practicality of on-site inspections of an asset group that spans multiple regions of the United States. In addition, the mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. The vast majority of MHR’s operations are in mature assets, so well performance is generally assessed though production evaluation, review of costs and revenues, and discussions with MHR. We feel that this approach is practical based on the frequency of our evaluations and the size of the asset group, reasonable based on the scope of our analysis, and consistent with industry standards. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included, as it is generally not required for the purposes of this report.

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Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, Senior Vice President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Magnum Hunter Resources Corporation and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office. We consent to MHR disclosing this report and its contents publicly and/or privately at the company’s discretion.

Yours very truly, CAWLEY, GILLESPIE & ASSOCIATES, INC. TEXAS REGISTERED ENGINEERING FIRM F-693

W. Todd Brooker, P. E.
Senior Vice President

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Annexure C

Summary of Outstanding Securities of Magnum Hunter Resources Corporation

The below information constitutes a summary only and should be read in conjunction with Magnum Hunter’s Certificate of Incorporation and Bylaws, and the Certificates of Designation, as amended, for each series of preferred stock.

	Shares Outstanding as of 14 August 2014	Voting Rights	Dividend Rights	Rights Upon Dissolution	Put/Redemption Rights	Conversion Rights
Common Stock	199,397,347 (of 350,000,000 authorized shares)

Each holder of common stock is entitled to one vote for each share of common stock on all matters submitted to a vote of stockholders. Except for the election of directors, which is determined by a plurality vote, all matters to be voted on by our stockholders must be approved by a majority in voting interest of the stockholders present in person or represented by proxy and entitled to vote. Holders of common stock are not entitled to cumulate their votes in the election of directors.

Holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors, subject to any preferential rights granted to the holders of any outstanding preferred stock.

In the event of any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, the holders of common stock are entitled to share ratably, in all remaining assets available for distribution to stockholders after payment of or provision for our liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

					None.	None.

10.25% Series C Cumulative Perpetual Preferred Stock	4,000,000 (of 4,000,000 authorized shares)

If Magnum Hunter defaults on its dividend payments to the Series C holders or fails to maintain a national listing for the shares for 180 consecutive days or longer, then the number of Magnum Hunter directors shall increase by two and the Series C holders, along with the holders of Parity Shares, shall be entitled to elect the two additional directors. The two directors’ terms will end and the Series C holders voting rights will expire when the accrued dividends are paid in full and/or the Series C shares are once again listed on a national exchange.

The affirmative vote of the holders of

Dividends shall accrue and accumulate on a daily basis and shall be payable monthly in equal amounts on the last calendar day of the month.

The dividend rate is 10.25% per annum, subject to adjustment to a penalty rate where Magnum Hunter defaults on dividend payments or fails to maintain a national market listing for 180 consecutive days or

Holders shall be entitled to receive $25.00 per Series C Preferred Share plus an amount in cash equal to all accumulated accrued and unpaid dividends thereon up to the date of final distribution.

If Magnum Hunter’s assets are insufficient to pay the preferential amount and liquidating payments on any other shares of any class or series of Parity Shares, then such assets shall be distributed among the

Magnum Hunter may redeem the Series C shares, in whole or in part, for $25.00 per share plus accrued and unpaid dividends.

Within 90 days following a change of ownership or control involving a Qualifying Public Company as such term is defined in the Certificate of Designation of the Series C shares, the acquiring entity shall have the right but not the obligation to redeem the

None.

a majority of the Series C Preferred Shares is required to amend the Certificate of Incorporation of Magnum Hunter to authorize or create, or to increase the authorized amount of, the Series C Preferred Shares, or any shares of any class ranking, as to receipt of dividends or distribution of assets upon liquidation, dissolution or winding up of the Magnum Hunter, on parity with the Series C Preferred Shares or the Voting Preferred Shares.

		longer.	holders of Series C Preferred Shares and any such other Parity Shares ratably.

Series C shares, in whole but not in part, for $25.00 per share plus accrued and unpaid dividends.

Within 90 days following a change of ownership or control not involving a Qualifying Public Company, Magnum Hunter or the acquiring entity shall redeem the Series C shares, in whole and not in part, for $25.00 per share plus accrued and unpaid dividends.

8.0% Series D Cumulative Preferred Stock Ranked junior to the Series C Cumulative Perpetual Preferred Stock.	4,424,889 (of 5,750,000 authorized shares)

If Magnum Hunter defaults on its dividend payments to the Series D holders or fails to maintain a national listing for the shares for 180 days or longer, then the number of Magnum Hunter directors shall increase by two and the Series D holders, along with the holders of Parity Shares, shall be entitled to elect the two additional directors. The two directors’ terms will end and the Series D holders voting rights will expire when the accrued dividends are paid in full and/or the Series D shares are once again listed on a national exchange.

The affirmative vote of the holders of a majority of the Series D Preferred Shares is required to amend the Certificate of Incorporation of Magnum Hunter to authorize or create, or to increase the authorized amount of, the Series D Preferred Shares, or any shares of any class ranking, as to receipt of dividends or distribution of assets upon liquidation, dissolution or winding up

Dividends shall accrue and accumulate on a daily basis and shall be payable monthly in equal amounts on the last calendar day of the month.

The dividend rate is 8.0% per annum, subject to adjustment to a penalty rate where Magnum Hunter defaults on dividend payments or fails to maintain a national market listing for 180 consecutive days or longer.

Holders shall be entitled to receive an amount of cash equal to $50.00 per Series D Preferred Share plus all accumulated accrued and unpaid dividends thereon up to the date of final distribution to such holders. If Magnum Hunter’s assets shall be insufficient to pay the preferential amount aforesaid and liquidating payments on any other shares of any class or series of Parity Shares, then such assets shall be distributed among the holders of Series D Preferred Shares and any such other Parity Shares ratably.

Magnum Hunter may redeem the Series D shares, in whole or in part, for $50.00 cash per share, plus accrued and unpaid dividends.

Within 90 days following a Change of Ownership or Control, Magnum Hunter or the acquiring entity will have the right but not the obligation to redeem the Series D shares for $50.00 per share plus accrued and unpaid dividends.

None.

2

of Magnum Hunter, on parity with the Series D Preferred Shares or the Voting Preferred Shares.

8% Series E Cumulative Convertible Preferred Stock Ranked junior to the Series D Cumulative Preferred Stock and Series C Cumulative Perpetual Preferred Stock.	3,721,556 Depositary Shares representing 3,722 shares (of 12,000 authorized shares) Each depository share represents 1/1000 of a share of 8% Series E Cumulative Convertible Preferred Stock.

If Magnum Hunter defaults on its dividend payments to the Series E holders or, once the Series E shares are eligible for national listing, fails to maintain a national market listing for 180 consecutive days or longer, then the number of Magnum Hunter directors shall increase by two and the Series E holders, along with the holders of Parity Shares, shall be entitled to elect the two additional directors. The two directors’ terms will end and the Series E holders voting rights will expire when the accrued dividends are paid in full and/or the Series E shares are once again listed on a national exchange.

The affirmative vote of the holders of a majority of the Series E Preferred Shares is required to amend the Certificate of Incorporation of Magnum Hunter to authorize or create, or to increase the authorized amount of, the Series E Preferred Shares, or any shares of any class ranking, as to receipt of dividends or distribution of assets upon liquidation, dissolution or winding up of Magnum Hunter, on parity with the Series E Preferred Shares or the Voting Preferred Shares.

The affirmative vote of at least two thirds of the Series E Preferred Shares is required for:

(a) Any amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation or the terms of the Series E Preferred Shares that materially and adversely affects the holders;

Dividends shall accrue and accumulate on a daily basis and shall be payable monthly in equal amounts on the last calendar day of the month.

The dividend rate is 8% per annum, subject to adjustment to a penalty rate where Magnum Hunter defaults on dividend payments or fails to maintain a national market listing for 180 consecutive days or longer.

Holders shall be entitled to receive $25,000.00 per Series E Preferred Share plus all accumulated accrued and unpaid dividends thereon up to the date of final distribution to such holders. If the assets of Magnum Hunter shall be insufficient to pay the preferential amount aforesaid and liquidating payments on any other shares of any class or series of Parity Shares, then such assets shall be distributed among the holders of Series E Preferred Shares and any such other Parity Shares ratably.

Prior to November 2, 2015, the Series E shares may be redeemed only as described in (1) and (2) below. On or after November 2, 2015, Magnum Hunter may at its option redeem the Series E shares, in whole or in part, for $25,000.00 per share plus accrued and unpaid dividends.

(1) Within 90 days following a change of ownership or control, Magnum Hunter or the acquiring company shall have the right, but not the obligation, to redeem the Series E shares, in whole but not in part, for $25,000.00 per share plus accrued and unpaid dividends.

(2) If on any 20 trading days during any consecutive 30 trading day period, the trading price per share of Magnum Hunter Common Stock equals or exceeds the product of one and twenty-nine hundredths (1.29) times the Conversion Price, subject to certain adjustments, then Magnum Hunter shall have the right to redeem the Series E shares, in

The Series E shares are convertible, in whole or in part, at the option of the holder into a number of shares of Magnum Hunter Common Stock equal to $25,000.00 per share of Series E stock, plus accrued and unpaid dividends, divided by a conversion price of $8.50 per share of common stock.

Upon the occurrence of a change in ownership or control, each Series E holder shall have the right to convert their Series E shares into either (1) the quotient obtained by dividing $25,000.00 per share plus accrued and unpaid dividends, by the market value of Magnum Hunter Common Stock on the change of control date, subject to a share cap and certain adjustments; or (2) in the case of a change of ownership pursuant to which the Magnum Hunter Common Stock shall be converted into

3

(b) A statutory share exchange or merger, unless in each such case the Series E Preferred Shares remain outstanding without a material and adverse change to its terms or shall be converted into preferred shares of the surviving entity having identical material preferences and rights; and (c) the authorization, reclassification or creation of, or the increase in the authorized amount of any shares of a class ranking prior to the Series E shares, Provided, however, that no such vote shall be required after November 2, 2015 or a Trading Price Event, as such term is defined in the Certificate of Designation for the Series E shares, or in connection with a change of ownership or control during which the Series E shares are redeemed.

whole or in part, for $25,000.00 per share plus accrued and unpaid dividends.

cash, securities or other property, a Series E holder shall receive the kind and amount of consideration that the Series E holder would have been entitled to receive had such holder held a number of shares of Magnum Hunter Common Stock equal to the amount described in number (1) above.

4

Annexure D

Magnum Hunter Supplemental Financial Information

Introduction

This Annexure D is provided as a supplement to Section 9 of the Original Bidder’s Statement to provide the consolidated statements of cash flows of Magnum Hunter for the years ended 31 December 2013 and 2012 and additional unaudited interim financial information of Magnum Hunter as of 30 June 2014 and for the three and six months then ended as presented in Magnum Hunter’s Quarterly Report on Form 10-Q filed with the SEC on 8 August 2014 (the Form 10-Q).

This Annexure D contains:

•                  the consolidated statements of cash flows of Magnum Hunter for the years ended 31 December 2013 and 2012;

•                  the unaudited consolidated balance sheet of Magnum Hunter as of 30 June 2014;

•                  the unaudited consolidated statement of operations of Magnum Hunter for the three and six months ended 30 June 2014; and

•                  the unaudited consolidated statement of cash flows of Magnum Hunter for the six months ended 30 June 2014.

This Annexure D should be read in conjunction with the additional information set forth in the Form 10-Q, the risk factors set out in Section 6 of the Original Bidder’s Statement, the accounting policies of Magnum Hunter (as set out in Magnum Hunter’s Annual Report on Form 10-K as amended, for the year ended 31 December 2013 as filed with the SEC) and other information contained within the Original Bidder’s Statement and this First Supplementary Bidder’s Statement.

Magnum Hunter has assessed the effect of Ambassador on the Magnum Hunter financial results and consolidated balance sheet presented herein. The outcome of this assessment is that Ambassador would have a less than 1% effect on the financial results and similarly a less than 1% effect on the assets and net assets of Magnum Hunter. Accordingly, no pro forma financial schedules have been prepared as the Magnum Hunter financials alone materially represent the financial results and position of Magnum Hunter and Ambassador combined post acquisition.

Basis of Presentation

The historical financial information in this Annexure D relates to Magnum Hunter and has been extracted from Magnum Hunter’s Annual Report on Form 10-K as amended, for the year ended 31 December 2013 as filed with the SEC and the unaudited interim consolidated financial statements for Magnum Hunter for the six months ended 30 June 2014 included in the Form 10-Q as filed with the SEC.  It is a summary only and does not contain all the disclosures required in an interim financial report in accordance with US GAAP.  The complete set of unaudited interim consolidated financial statements for Magnum Hunter as of 30 June 2014 and for the three and six months then ended, which include the notes to the financial statements, can be found in the Form 10-Q as filed with the SEC and is available at www.sec.gov and on Magnum Hunter’s website at www.magnumhunterresources.com.  These consolidated financial statements have been prepared in accordance with US GAAP and are presented in US Dollars.

1

Magnum Hunter Resources Corporation

Consolidated Statements of Cash Flows

(in thousands of USD)

	Year Ended 31 December
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(223,164)	$(136,721)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depletion, depreciation, amortization and accretion	134,867	135,896
Share-based compensation	13,624	15,696
Impairment of oil and gas properties	89,041	4,096
Exploration	115,069	116,686
Gain on sale of assets	(7,318)	(3,074)
Cash paid for plugging wells	(14)	—
Loss (gain) on open derivative contracts	17,058	(10,945)
Loss (gain) on investments	(7,009)	2,200
Amortization and write off of deferred financing cost and discount on Senior Notes included in interest expense	4,836	7,399
Deferred tax benefit	(84,527)	(21,595)
Changes in operating assets and liabilities:
Accounts receivable, net	22,781	(73,549)
Inventory	4,658	(6,198)
Prepaid expenses and other current assets	(1,073)	(538)
Accounts payable	42,050	16,390
Revenue payable	(11,589)	8,776
Accrued liabilities	2,421	3,492
Net cash provided by operating activities	111,711	58,011
CASH FLOWS FROM INVESTING ACTIVITIES
Change in restricted cash	(3,500)	—
Capital expenditures and advances	(631,511)	(568,610)
Cash paid in acquisitions, net of cash received of $0 and $34, respectively	—	(444,844)
Proceeds from sale of assets	506,297	4,158
Change in deposits and other long-term assets	854	89
Net cash used in investing activities	(127,860)	(1,009,207)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuing Senior Notes	—	596,907
Proceeds from borrowings on debt	373,991	546,043
Principal repayments of debt	(380,923)	(542,654)
Proceeds from sale of Series A preferred units in Eureka Hunter Holdings	35,280	149,655
Net proceeds from sale of common stock	—	148,241
Net proceeds from sale of preferred shares	10,072	144,635
Proceeds from exercise of warrants and options	5,352	2,331
Change in other long-term liabilities	(1,222)	186
Options surrendered for cash	—	—
Cash paid upon conversion of Series B Preferred Stock	—	—
Purchase of treasury shares	—	(1,750)
Payment of deferred financing costs	(1,246)	(20,313)
Preferred stock dividends paid	(40,648)	(26,839)
Net cash provided by financing activities	656	996,442
Effect of foreign exchange rate changes on cash	(417)	(2,474)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,910)	42,772
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	57,623	14,851
CASH AND CASH EQUIVALENTS, END OF YEAR	$41,713	$57,623

2

US GAAP to IFRS conversion

The historical financial information in the statement of cash flows for the years ended 31 December 2013 and 2012 presented in this Annexure D have been prepared in accordance with US GAAP. Post transaction, shareholders will receive the combined consolidated financial statements of Magnum Hunter and Ambassador in US GAAP.

Magnum Hunter has considered significant areas of financial reporting where differences between US GAAP and IFRS could be material to the consolidated financial statements as a whole.  Based upon Magnum Hunter’s assessment, the following adjustments are necessary to present Magnum Hunter’s consolidated financial statements in accordance with IFRS for the periods presented above.

Dividends

Dividends recorded on redeemable preferred stock are recorded as a reduction to shareholders’ equity under US GAAP.  However, IAS 32 indicates that dividends relating to shares wholly recognized as liabilities are recognized as an expense in the same way as interest on a bond.  As a result, the US GAAP consolidated statements of cash flows presented above for the years ended 31 December 2013 and 2012 would need to be adjusted to remove $31.4 million and $22.1 million, respectively, from preferred stock dividends paid and included in net loss.

Decommissioning obligations (Asset Retirement Obligations)

The consolidated statements of operations presented in the Original Bidder’s Statement were prepared in accordance with US GAAP and include accretion expense on asset retirement obligations as a component of depreciation, depletion, amortization, and accretion expense.  In accordance with IAS 37 & IFRIC Interpretation 1, accretion expense of decommissioning obligations should also be recorded as a financing cost.  As a result, accretion expense of $2.3 million and $1.7 million, respectively, should be reclassified from depreciation, depletion, amortization and accretion expense in the consolidated statement of cash flows of Magnum Hunter for the years ended 31 December 2013 and 2012 to interest expense to present the statements in accordance with IFRS.

3

Magnum Hunter Resources Corporation

Consolidated Balance Sheet

(in thousands of USD)

(unaudited)

30 June 2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$9,120
Restricted cash	5,000
Accounts receivable, net of allowance for doubtful accounts of $252	87,883
Derivative assets	317
Inventory	3,830
Investments	10,771
Prepaid expenses and other assets	3,054
Assets held for sale	1,638
Total current assets	121,613
PROPERTY, PLANT AND EQUIPMENT
Oil and natural gas properties, successful efforts method of accounting	1,510,528
Accumulated depletion, depreciation, and accretion	(181,827)
Oil and natural gas properties, successful efforts method of accounting, net	1,328,701
Gas transportation, gathering and processing equipment and other, net	369,324
Total property, plant and equipment, net	1,698,025
OTHER ASSETS
Deferred financing costs, net of amortization of $12,195	18,358
Derivative assets, long-term	123
Intangible assets, net	5,527
Goodwill	30,602
Assets held for sale	84,935
Other assets	4,174
Total assets	$1,963,357

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of notes payable	$5,431
Accounts payable	128,356
Accounts payable to related parties	690
Accrued liabilities	55,636
Revenue payable	10,039
Derivative liabilities	5,709
Liabilities associated with assets held for sale	17,961
Other liabilities	2,374
Total current liabilities	226,196
NONCURRENT LIABILITIES
Long-term debt	839,009
Asset retirement obligations	16,568
Derivative liabilities, long-term	115,727
Other long-term liabilities	2,163
Long-term liabilities associated with assets held for sale	11,310
Total liabilities	1,210,973
REDEEMABLE PREFERRED STOCK
Redeemable preferred stock	249,379
SHAREHOLDERS’ EQUITY
Total Magnum Hunter Resources Corporation shareholders’ equity	494,744
Non-controlling interest	8,261
Total shareholders’ equity	503,005
Total liabilities and shareholders’ equity	$1,963,357

4

Magnum Hunter Resources Corporation

Consolidated Statements of Operations

(in thousands of USD)

(unaudited)

Three Months Ended 30 June 2014
REVENUES AND OTHER
Oil and natural gas sales	$78,190
Natural gas transportation, gathering, processing, and marketing	48,363
Oilfield services	5,954
Other revenue	9
Total revenue	132,516
OPERATING EXPENSES
Lease operating expenses	14,836
Severance taxes and marketing	6,627
Exploration	9,187
Impairment of proved oil and gas properties	158
Natural gas transportation, gathering, processing, and marketing	44,754
Oilfield services	4,089
Depletion, depreciation, amortization and accretion	35,953
Gain on sale of assets, net	(687)
General and administrative	18,738
Total operating expenses	133,655

OPERATING LOSS	(1,139)

OTHER INCOME (EXPENSE)
Interest income	41
Interest expense	(20,434)
Loss on derivative contracts, net	(42,836)
Other income	264
Total other expense, net	(62,965)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(64,104)
Income tax expense	—
LOSS FROM CONTINUING OPERATIONS, NET OF TAX	(64,104)
Income from discontinued operations, net of tax	3,889
Loss on disposal of discontinued operations, net of tax	(5,212)
NET LOSS	(65,427)
Net loss attributed to non-controlling interests	780
LOSS ATTRIBUTABLE TO MAGNUM HUNTER RESOURCES CORPORATION	(64,647)
Dividends on preferred stock	(15,330)
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(79,977)

AMOUNTS ATTRIBUTABLE TO MAGNUM HUNTER RESOURCES CORPORATION
Loss from continuing operations, net of tax	$(63,324)
Loss from discontinued operations, net of tax	(1,323)
Net loss	$(64,647)

5

Magnum Hunter Resources Corporation

Consolidated Statements of Operations

(in thousands of USD)

(unaudited)

Six Months Ended 30 June 2014
REVENUES AND OTHER
Oil and natural gas sales	$148,362
Natural gas transportation, gathering, processing, and marketing	80,012
Oilfield services	11,575
Other revenue	11
Total revenue	239,960
OPERATING EXPENSES
Lease operating expenses	34,792
Severance taxes and marketing	12,201
Exploration	23,216
Impairment of proved oil and gas properties	158
Natural gas transportation, gathering, processing, and marketing	74,753
Oilfield services	8,036
Depletion, depreciation, amortization and accretion	65,361
Loss on sale of assets, net	2,772
General and administrative	34,010
Total operating expenses	255,299

OPERATING LOSS	(15,339)

OTHER INCOME (EXPENSE)
Interest income	86
Interest expense	(44,283)
Loss on derivative contracts, net	(42,489)
Other income	20
Total other expense, net	(86,666)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(102,005)
Income tax expense	—
LOSS FROM CONTINUING OPERATIONS, NET OF TAX	(102,005)
Income from discontinued operations, net of tax	7,251
Loss on disposal of discontinued operations, net of tax	(32,374)
NET LOSS	(127,128)
Net loss attributed to non-controlling interests	889
LOSS ATTRIBUTABLE TO MAGNUM HUNTER RESOURCES CORPORATION	(126,239)
Dividends on preferred stock	(30,226)
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(156,465)

AMOUNTS ATTRIBUTABLE TO MAGNUM HUNTER RESOURCES CORPORATION
Loss from continuing operations, net of tax	$(101,116)
Loss from discontinued operations, net of tax	(25,123)
Net loss	$(126,239)

6

Magnum Hunter Resources Corporation

Consolidated Statements of Cash Flows

(in thousands of USD)

Six Months Ended 30 June 2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(127,128)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depletion, depreciation, amortization and accretion	65,361
Exploration	22,489
Impairment of proved oil and gas	158
Impairment of other operating assets	616
Share-based compensation	3,375
Cash paid for plugging wells	(27)
Loss (gain) on sale of assets	35,761
Unrealized (gain) loss on derivative contracts	37,938
Unrealized loss on investments	403
Amortization and write-off of deferred financing costs and discount on Senior Notes included in interest expense	7,740
Changes in operating assets and liabilities:
Accounts receivable, net	(15,588)
Inventory	3,475
Prepaid expenses and other current assets	(1,147)
Accounts payable	(23,817)
Revenue payable	5,204
Accrued liabilities	3,934
Net cash provided by operating activities	18,747
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures and advances	(257,469)
Change in deposits and other long-term assets	(2,406)
Proceeds from sales of assets	74,503
Net cash used in investing activities	(185,372)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from sale of common shares	178,575
Proceeds from sale of Eureka Hunter Holdings Series A Preferred Units	11,956
Proceeds from exercise of warrants and options	8,761
Preferred stock dividend	(23,646)
Repayments of debt	(197,216)
Proceeds from borrowings on debt	161,616
Deferred financing costs	(6,042)
Change in other long-term liabilities	(13)
Net cash provided by financing activities	133,991
Effect of changes in exchange rate on cash	41
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,593)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	41,713
CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,120

US GAAP to IFRS conversion

The historical financial information as at and for the three-month period ended 30 June 2014 presented in this Annexure D has been prepared in accordance with US GAAP. Post transaction, shareholders will receive the combined consolidated financial statements of Magnum Hunter and Ambassador in US GAAP.

Magnum Hunter has considered significant areas of financial reporting where differences between US GAAP and IFRS could be material to the consolidated financial statements as a whole.  Based upon Magnum Hunter’s assessment, the following adjustments are necessary to present Magnum Hunter’s consolidated financial statements in accordance with IFRS for the periods presented above.

7

Temporary Equity

Magnum Hunter has recorded US$249.4 million in temporary equity in its US GAAP consolidated balance sheet as of 30 June 2014 for certain redeemable preferred equity instruments, which are puttable to Magnum Hunter upon certain conditions.  International Accounting Standard 32 (IAS 32), Financial Instruments-Presentation, requires that instruments not meeting the definition of equity should be classified as financial liabilities.  Since these preferred equity instruments do not meet the definition of equity as per IAS 32, redeemable preferred stock presented in Magnum Hunter’s consolidated financial statements should be reclassified to non-current financial liabilities under IFRS.

Other than as noted above, Magnum Hunter’s assessment indicates that the adjustments necessary to present Magnum Hunter’s consolidated balance sheet in accordance with IFRS at the date presented are not material.

Dividends

Dividends recorded on redeemable preferred stock are recorded as a reduction to shareholders’ equity under US GAAP.  However, IAS 32 indicates that dividends relating to shares wholly recognized as liabilities are recognized as an expense in the same way as interest on a bond.  As a result, the US GAAP unaudited consolidated statement of operations presented above for the three and six month periods ending 30 June 2014 would need to be adjusted to reclassify $9.0 million and $17.7 million, respectively from preferred dividends to financing costs to record dividends on financial liabilities in accordance with IFRS.  In addition, the US GAAP unaudited consolidated statement of cash flows presented above for the six month period ended 30 June 2014 would need to be adjusted to remove $17.7 million from preferred stock dividends paid and to include it in net loss.

Decommissioning obligations (Asset Retirement Obligations)

The unaudited consolidated statements of operations presented above in accordance with US GAAP include accretion expense on asset retirement obligations as a component of depreciation, depletion, amortization, and accretion expense.  In accordance with IAS 37 & IFRIC Interpretation 1, accretion expense of decommissioning obligations should be recorded as a financing cost.  As a result, accretion expense of $751,000 should be reclassified from depreciation, depletion, amortization and accretion expense in the unaudited consolidated statement of operations and statement of cash flows of Magnum Hunter for the six month period ending 30 June 2014 and $383,000 should be reclassified from depreciation, depletion, amortization and accretion expense in the unaudited consolidated statement of operations of Magnum Hunter for the three month period ending 30 June 2014, to interest expense to present the statements in accordance with IFRS.

Other than as noted above, Magnum Hunter’s assessment indicates that the adjustments necessary to present Magnum Hunter’s consolidated statement of operations in accordance with IFRS for the period presented are not material.

8

Annexure E

Liquidity and Capital Resources

Magnum Hunter generally relies on cash generated from operations, borrowings under its MHR Senior Revolving Credit Facility, proceeds from sales of assets and proceeds from the sale of securities in the capital markets, when market conditions are favorable, to meet its liquidity needs.  Magnum Hunter’s ability to fund planned capital expenditures and to make acquisitions depends upon its future operating performance, availability of borrowings under its MHR Senior Revolving Credit Facility, and, more broadly, on its ability to access the capital markets, all of which are affected by prevailing economic conditions in its industry and financial, business and other factors, some of which are beyond Magnum Hunter’s control.  Magnum Hunter cannot predict whether additional liquidity from equity or debt financings beyond its MHR Senior Revolving Credit Facility will be available, or available on acceptable terms, or at all, in the foreseeable future.

Magnum Hunter’s future capital resources and liquidity depend, in part, on its success in developing its oil and natural gas properties, growing production from its properties, increasing its proved reserves, and building out its gathering system pipeline and increasing throughput on the system. Cash is required to fund capital expenditures necessary to offset inherent declines in Magnum Hunter’s production and proved reserves, which is typical in the capital-intensive oil and natural gas industry. Magnum Hunter therefore continuously monitors its liquidity and evaluates its development plans in view of a variety of factors, including, but not limited to, its cash flows, capital resources, acquisition opportunities and drilling successes.

Its cash flow from operations is driven by commodity prices and production volumes and the effect of commodity derivatives. Prices for oil and natural gas are primarily affected by national and international economic and political environments, national and global supply and demand for hydrocarbons, seasonal influences of weather and other factors beyond its control. Magnum Hunter working capital is significantly influenced by changes in commodity prices, and significant declines in prices will cause Magnum Hunter to (i) decrease its production volumes, if continued production will not be profitable based on such prices, and (ii) decrease its exploration and development expenditures, which may adversely affect its production volumes. Cash flows from operations are primarily used to fund exploration and development of Magnum Hunter’s oil and natural gas properties and other capital expenditures.

Magnum Hunter utilizes its credit agreements to fund a portion of its operating and capital needs.  On May 6, 2014, Magnum Hunter entered into the First Amendment to the Third Amended and Restated Credit Agreement which increased its borrowing base under the MHR Senior Revolving Credit Facility from $232.5 million to $325.0 million. As called for under the terms of the First Amendment to the Third Amended and Restated Credit Agreement, the borrowing base was reduced by $25.0 million upon the issuance of common equity in a private placement and was reduced by $27.5 million upon the sale of Williston Hunter Canada, Inc. (“WHI Canada”), a wholly-owned subsidiary. The amendment also made modifications to the MHR Senior Revolving Credit Facility terms and conditions, including modifications to future financial ratio requirements, as more fully discussed in  the “Amendments to Credit Facilities” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Magnum Hunter had $164.5 million of outstanding debt under its MHR Senior Revolving Credit Facility at June 30, 2014, with available borrowing capacity at that date of $106.5 million.

Magnum Hunter defines liquidity as funds available under its MHR Senior Revolving Credit Facility plus cash and cash equivalents, excluding amounts held by its subsidiaries that are designated as unrestricted subsidiaries under this facility.  At June 30, 2014, liquidity for the Company, excluding Eureka Hunter Holdings and its subsidiaries, was $114.0 million, comprised of $106.5 million of available borrowing capacity under the MHR Senior Revolving Credit Facility and $7.5 million in available cash.

While Magnum Hunter believes that its capital resources from existing cash balances, anticipated cash flow from operating activities, available borrowing capacity under the MHR Senior Revolving Credit Facility, anticipated proceeds from its planned sales of non-core assets and proceeds from capital market transactions, to the extent that Magnum Hunter accesses such capital markets at opportune times, will be adequate to execute its corporate strategies and to meet debt service obligations, there are certain risks and uncertainties that could negatively impact its results of operations and financial condition. Significant reductions in Magnum Hunter’s borrowing capacity as a result of a redetermination of its borrowing base could have an adverse impact on its capital resources and liquidity.  In addition, the ability of Magnum Hunter to continue to execute on non-core asset sales is critical to its ability to effectively manage its capital budget, financial condition, liquidity and results of operations.

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Factors that will affect Magnum Hunter’s liquidity in 2014 include the anticipated receipt of proceeds from the planned divestitures of its southern Appalachian Basin operations and expected increases in operating cash flows on its remaining assets as a result of the successful results of its ongoing drilling program and the development of acquired properties.

Magnum Hunter intends to fund the remainder of its 2014 capital expenditures, excluding any acquisitions, from a combination of internally-generated cash flows, borrowings under its MHR Senior Revolving Credit Facility, Eureka Hunter Pipeline’s new senior secured revolving credit facility, proceeds from non-core asset sales and proceeds from capital markets transactions, to the extent Magnum Hunter accesses such capital markets at opportune times.

Amendment to Long-term Credit Agreement

On May 6, 2014 Magnum Hunter executed an amendment (Amendment) to the Third Amended and Restated Credit Agreement, dated 13 December 2013 (Credit Agreement) between, among others, Magnum Hunter, the guarantors, Bank of Montreal, as administrative agent, and certain lenders.

With the execution of the Amendment, the borrowing base under the Credit Agreement was increased from $232.5 million to $325.0 million in connection with the regular semi-annual redetermination of Magnum Hunter’s borrowing base derived from Magnum Hunter’s proved crude oil and natural gas reserves. The borrowing base may be increased or decreased in connection with such redeterminations up to a maximum commitment level of $750.0 million.

The Amendment increases the borrowing base to $325.0 million and provides that such increased borrowing base shall be reduced:

(1)                               by the lesser of $25.0 million or 50% of the net proceeds from issuances by Magnum Hunter of common equity on or before 1 July  2014 (other than common equity issued pursuant to any stock incentive or stock option plan or any other compensatory arrangements);

(2)                                by certain specified reductions in connection with certain proposed asset dispositions;

(3)                                on July 1, 2014 by $25.0 million less any prior adjustment of the borrowing base due to an equity issuance as contemplated by paragraph (1); and

(4)                                by $0.25 for each $1.00 of any senior notes issued by Magnum Hunter.

The Amendment further provides that from 6 May 2014 to 1 July 2014 the applicable margin component of the interest charged on revolving borrowings under the Credit Agreement shall be 2.75% for ABR Loans (as defined in the Credit Agreement) and 3.75% for Eurodollar Loans (as defined in the Credit Agreement).

From 1 July 2014 until the date of Magnum Hunter’s delivery of a compliance certificate for the quarter ending 30 June 2014, the applicable margin component of interest charged on revolving borrowings under the Credit Agreement will range from 1.50% to 2.25% for ABR Loans and from 2.50% to 3.25% for Eurodollar Loans.

From Magnum Hunter’s delivery of the Compliance Certificate, the applicable margin component of interest charged on revolving borrowings under the Credit Agreement will range from 1.00% to 1.75% for ABR Loans and from 2.00% to 2.75% for Eurodollar Loans.

In addition, the Amendment modified certain of the Credit Agreement’s financial covenants, including:

(1)                                permitting Magnum Hunter to take into account the borrowing base increase as though it occurred on 31 March 2014 for purposes of maintaining a ratio of consolidated current assets to consolidated current liabilities of not less than 1.0 to 1.0 (Current Ratio);

(2)                                providing for a ratio of EBITDAX to Interest Expense of not more than:

(a)                                2.00 to 1.0 for the fiscal quarter ended 31 March 2014;

(b)                                2.25 to 1.0 for the fiscal quarters ending 30 June 2014 and 30 September 2014; and

(c)                                 2.50 to 1.0 for the fiscal quarter ended 31 December 2014 and for each fiscal quarter ending thereafter; and

(3)                                beginning with the fiscal quarter ending 30 June 2014, providing for a ratio of total Debt to EBITDAX of not more than:

(a)                                4.75 to 1.0 for the fiscal quarters ending 30 June 2014 and 30 September 2014;

(b)                                4.50 to 1.0 for the fiscal quarter ending 31 December 2014; and

(c)                                 4.25 to 1.0 for the fiscal quarter ending 31 March 2015 and for each fiscal quarter ending thereafter.

The Amendment also:

(1)                                amends the definition of EBITDAX and provides that certain acquisitions and dispositions be given pro forma effect in the calculation of EBITDAX;

(2)                                increases the letter of credit commitment from $10.0 million to $50.0 million and provides that outstanding letter of credit exposure not be included in certain determinations of Debt;

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(3)                                requires the total value of Magnum Hunter’s oil and gas properties included in the reserve reports for the borrowing base determinations in which the lenders under the Credit Agreement have perfected liens be increased from 80% to 90%; and

(4)                                modifies certain covenants in the Credit Agreement with respect to permitted investments by Magnum Hunter to increase flexibility.

Should there be any material change in Magnum Hunter’s ability to comply with the Current Ratio for the 2014 third fiscal quarter, Outback Shale Hunter will notify Ambassador Shareholders by issuing a further supplementary bidder’s statement.

As of June 30, 2014, the borrowing base under the Credit Agreement was $272.5 million, and $164.5 million of borrowings were outstanding ($218.0 million outstanding as of December 31, 2013). The borrowing base as of June 30, 2014 reflects reductions in the borrowing base of $25 million and $27.5 million related to the issuance of equity and the sale of our 100% equity interest in WHI Canada, respectively, both of which closed in May 2014.  The borrowing base is subject to further automatic reductions upon the issuance of additional Senior Notes and in certain other circumstances.

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Annexure F

Magnum Hunter Executive Compensation

The objective of Magnum Hunter’s executive compensation program is to enable Magnum Hunter to recruit and retain highly qualified managerial talent by providing competitive levels of compensation in an increasingly competitive market for executive talent. Magnum Hunter also seeks to motivate its executives to achieve individual and business performance objectives by varying their compensation in accordance with the success of Magnum Hunter.

Base Salary

Base salary is the foundation of total compensation. Base salary recognizes the job being performed and the value of that job in the competitive market. Base salary must be sufficient to attract and retain the talent necessary for our continued success and provides an element of compensation that is not at risk in order to avoid fluctuations in compensation that could distract the executives from the performance of their responsibilities.

Short-Term Incentives

Magnum Hunter’s Compensation Committee awarded short-term incentives in the form of cash bonuses to certain employees, including Magnum Hunter’s executives, in March 2014, based on individual and Magnum Hunter performance in 2013. The Compensation Committee of Magnum Hunter’s Board of Directors considered each executive’s contributions to Magnum Hunter’s financial and operational performance objectives, including the performance metrics described above.

Long-Term Incentives

Long-term incentives are a key component of Magnum Hunter’s overall compensation structure. Magnum Hunter’s Stock Incentive Plan, in which each of its executive officers and certain other employees participate, is designed to reward participants for sustained improvements in Magnum Hunter’s financial performance and increases in the value of Magnum Hunter’s common stock over an extended period.

The 2013 Summary Compensation Table below sets out compensation information for Magnum Hunter’s executives in 2013. Except as otherwise provided, all amounts in the following table are in US Dollars.

Name and Principal Position	Year	Salary (1)	Bonus (2)	Stock Awards (3)	Option Awards (3)	All Other Compensation	Total
Gary C. Evans Chairman and CEO	2013	$490,000	$500,000	$—	$1,982,925	$186,701	$3,159,626
Ronald D. Ormand (4) Executive V.P., CFO, and Secretary	2013	$236,923	$137,500	$—	$660,975	$17,419	$1,052,817
Joseph C. Daches (5) Senior V.P. and CFO	2013	$126,923	$350,000	$—	$1,184,560	$16,504	$1,677,987
James W. Denny, III Executive V.P. and President, Appalachian Division	2013	$295,000	$300,000	$—	$660,975	$88,479	$1,344,454
H.C. “Kip” Ferguson Executive V.P. - Exploration	2013	$275,000	$200,000	$—	$660,975	$29,234	$1,165,209
R. Glenn Dawson (6) Executive V.P. and President, Williston Basin Division	2013	$277,103	$201,001	$—	$660,975	$14,674	$1,153,753

(1)         The amounts reflected in this column show each executive’s annualized salary for the majority of the year. For 2013, the amounts shown were effective March 1, 2013.

(2)         The bonus reflected for Mr. Daches includes a sign-on bonus of $150,000 paid when he joined Magnum Hunter. The bonus for Mr. Ormand was a one-time separation payment.

(3)         Represents the aggregate grant date fair value in accordance with Accounting Standards Codification 718, “Stock Compensation” (except no assumptions for forfeitures were included).

(4)         Mr. Ormand was succeeded in his role as Chief Financial Officer of Magnum Hunter by Joseph C. Daches, effective July 22, 2013, and resigned from his position as Executive Vice President - Finance and Head of Capital Markets and as an employee of Magnum Hunter, effective October 31, 2013. Mr. Ormand’s annualized salary for 2013 was $275,000.

(5)         Mr. Daches joined Magnum Hunter on July 22, 2013, with an annualized base salary of $300,000. The amount shown reflects the amount paid to Mr. Daches from his hire date through the last payroll period in 2013.

(6)         Mr. Dawson’s 2013 annualized salary was $285,000 CAD. The amount shown is converted to U.S. dollars using the nominal noon exchange rate on March 1, 2013, the effective date of his 2013 annual salary, as published by the Bank of Canada. Mr. Dawson’s 2013 bonus was $225,000 CAD. The amount shown is converted to U.S. dollars using the nominal noon exchange rate on March 21, 2014, the date his 2013 bonus was paid, as published by the Bank of Canada.

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